UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2025

Commission file number: 001-42375

Polyrizon Ltd.

(Translation of registrant’s name into English)

5 Ha-Tidhar Street

Raanana, 4366507, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On March 31, 2025, Polyrizon Ltd. (the “Company”) entered into a definitive securities purchase agreement (the “Purchase Agreement”) with institutional investors (the “Purchasers”) for the purchase and sale in a private placement (the “Private Placement”) of approximately $17.0 million of ordinary units (the “Ordinary Units”) and pre-funded units (the “Pre-Funded Units”) at purchase price of $0.48 per Ordinary Unit and $0.47999 per Pre-Funded Unit, respectively.

Each Ordinary Unit consists of (i) one of the Company’s ordinary shares, no par value per share (the “Ordinary Shares”) and (ii) one series A ordinary warrant to purchase one Ordinary Share (the “Series A Warrant”). Each Pre-Funded Unit consists of (i) one pre-funded warrant to purchase one Ordinary Share (the “Pre-Funded Warrant”) and (ii) one Series A Warrant.

The initial exercise price of each Series A Warrant is $1.20 per share or pursuant to an alternative cashless exercise option. The Series A Warrants are exercisable following shareholder approval and have a term of 30 months. The number of securities issuable under the Series A Warrant is subject to adjustment as described in more detail in the Series A Warrant.

On March 31, 2025, the Company also entered into an exchange agreement (the “Exchange Agreement”) with certain holders (the “Holders”) of warrants to purchase Ordinary Shares previously issued by the Company in October 2024. Under the Exchange Agreement, the Holders agreed to exchange with the Company such existing warrants for approximately 3.9 million new warrants to purchase Ordinary Shares, substantially in the form of the Series A Warrants (the “Exchange Warrants”).

Each Pre-Funded Warrant is exercisable for one Ordinary Share for $0.00001 following shareholder approval until all of the Pre-Funded Warrants are exercised in full. The number of Pre-Funded Warrant Shares are subject to adjustments for share splits, recapitalizations, and reorganizations. The Ordinary Shares issued in the Private Placement and the Ordinary Shares underlying the Pre-Funded Warrants, the Series A Warrants and the Exchange Warrants are collectively referred to as the “Securities”.

In connection with the Private Placement, the Company entered into a registration rights agreement with the Purchasers on March 31, 2025 (the “Registration Rights Agreement”), pursuant to which the Company is required to file a registration statement covering the resale of the Securities within 30 calendar days of the closing of the offering.

On March 31, 2025, the Company also entered into a placement agent agreement (the “Placement Agent Agreement”) with Aegis Capital Corp. (“Aegis” or the “placement agent”), pursuant to which the Company engaged Aegis to act as its sole placement agent in connection with the offering. Pursuant to the terms of the Placement Agent Agreement, the placement agent agreed to use its best efforts to arrange for the sale of the Securities in the offering. As compensation to the placement agent, the Company agreed to pay to the placement agent placement a commission equal to 10.0% of the aggregate gross proceeds from the offering. In addition, the Company agreed to reimburse the placement agent for certain of out-of-pocket expenses, including for reasonable legal fees and disbursements for its counsel.

The Purchase Agreement contains customary representations and warranties, indemnification rights, agreements and obligations, conditions to closing and termination provisions. The offering closed on April 1, 2025, following the satisfaction of customary closing conditions. The aggregate gross proceeds to the Company from the Private Placement are expected to be approximately $17.0 million, before deducting fees to the placement agent and other expenses payable by the Company in connection with the offering. The Company expects to use the net proceeds from the offering, together with its existing cash, for general corporate purposes and working capital. In addition, $5.0 million is being held in escrow pending the Company’s performance of certain post-closing obligations.

The foregoing summaries of the terms and conditions of each of the Purchase Agreement, the Series A Warrant, the Pre-Funded Warrant, the Placement Agent Agreement, the Registration Rights Agreement and the Exchange Agreement are subject to, and qualified in their entirety by reference to the full text of such agreement, copies of which are filed as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6, respectively, to this Report on Form 6-K and are incorporated herein by reference.

The Company previously announced the pricing and closing of the Private Placement in press releases issued on March 30, 2025 and March 31, 2025, respectively, which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and incorporated herein.

This Report on Form 6-K, excluding Exhibit 99.1, is incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-284410), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This Report of on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.
10.1	Form of Securities Purchase Agreement
10.2	Form of Series A Warrant
10.3	Form of Pre-Funded Warrant
10.4	Form of Placement Agent Agreement
10.5	Form of Registration Rights Agreement
10.6	Form of Exchange Agreement
99.1	Press release titled: “Polyrizon Ltd. Announces $17.0 Million Private Placement”
99.2	Press release titled: “Polyrizon Ltd. Announces Closing of $17.0 Million Private Placement”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polyrizon Ltd.

Date: April 1, 2025	By:	/s/ Tomer Izraeli
	Name:	Tomer Izraeli
	Title:	Chief Executive Officer

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